SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes       No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2006, incorporated by reference herein:

Exhibit
99.1
Release dated 18 May 2006, entitled “DEALING IN SECURITIES BY DIRECTOR”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: May 19, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:    Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
ASX trading symbol: DRD
(“DRDGOLD” or “the Company”)
In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited (“JSE”), the
following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

Surname:
Blackmur
First Name: Douglas John Meldrum
Designation: Independent Non Executive Director

Date of transaction:
18 May 2006
Price:
AU$ 2.00
Amount:                                            10 000
Aggregate
value:                                 AU$20 000
Class: Ordinary
Interest:                                             Direct,
Beneficial

Nature: Mr Blackmur has purchased 10 000 ordinary shares, which constitutes 100% of his total shareholding.

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings
Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the
Chairman of the Audit Committee of DRDGOLD and Chairman of the DRDGOLD Board.

The above trade was completed outside of a closed period.

Johannesburg
18 May 2006
Sponsor
Standard Bank